UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 01, 2025

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Transaction in Own Shares dated 01 September 2025
Exhibit No. 2	Total Voting Rights dated 01 September 2025
Exhibit No. 3	Transaction in Own Shares dated 02 September 2025
Exhibit No. 4	Transaction in Own Shares dated 03 September 2025
Exhibit No. 5	Transaction in Own Shares dated 04 September 2025
Exhibit No. 6	Transaction in Own Shares dated 05 September 2025
Exhibit No. 7	Transaction in Own Shares dated 08 September 2025
Exhibit No. 8	Transaction in Own Shares dated 09 September 2025
Exhibit No. 9	Transaction in Own Shares dated 10 September 2025
Exhibit No. 10	Director/PDMR Shareholding dated 10 September 2025
Exhibit No. 11	Transaction in Own Shares dated 11 September 2025
Exhibit No. 12	Transaction in Own Shares dated 12 September 2025
Exhibit No. 13	Transaction in Own Shares dated 15 September 2025
Exhibit No. 14	Director/PDMR Shareholding dated 15 September 2025
Exhibit No. 15	Transaction in Own Shares dated 16 September 2025
Exhibit No. 16	Transaction in Own Shares dated 17 September 2025
Exhibit No. 17	Transaction in Own Shares dated 18 September 2025
Exhibit No. 18	Director/PDMR Shareholding dated 18 September 2025
Exhibit No. 19	Transaction in Own Shares dated 19 September 2025
Exhibit No. 20	Director/PDMR Shareholding dated 19 September 2025
Exhibit No. 21	Transaction in Own Shares dated 22 September 2025
Exhibit No. 22	Transaction in Own Shares dated 23 September 2025
Exhibit No. 23	Transaction in Own Shares dated 24 September 2025
Exhibit No. 24	Transaction in Own Shares dated 25 September 2025
Exhibit No. 25	Transaction in Own Shares dated 26 September 2025
Exhibit No. 26	Director/PDMR Shareholding dated 26 September 2025
Exhibit No. 27	Transaction in Own Shares dated 29 September 2025
Exhibit No. 28	Transaction in Own Shares dated 30 September 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 01, 2025

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

01 September 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	29 August 2025
Number of ordinary shares purchased:	3,078,468
Highest price paid per share:	362.2000p
Lowest price paid per share:	352.9000p
Volume weighted average price paid per share:	357.3205p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,054,664,397 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,054,664,397) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3364X_1-2025-8-29.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 73,678,752 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 368.5999p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 2

1 September 2025

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA's) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 August 2025, Barclays PLC's issued share capital consists of 14,054,664,397 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 14,054,664,397 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0)20 7116 2526	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 3

02 September 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	01 September 2025
Number of ordinary shares purchased:	4,380,960
Highest price paid per share:	367.2500p
Lowest price paid per share:	363.0000p
Volume weighted average price paid per share:	365.2167p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,050,283,437 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,050,283,437) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5470X_1-2025-9-1.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 78,059,712 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 368.4100p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 4

03 September 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	02 September 2025
Number of ordinary shares purchased:	3,038,940
Highest price paid per share:	369.5500p
Lowest price paid per share:	358.5000p
Volume weighted average price paid per share:	361.9682p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,047,248,906 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,047,248,906) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7327X_1-2025-9-2.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 81,098,652 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 368.1686p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 5

04 September 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	03 September 2025
Number of ordinary shares purchased:	2,383,453
Highest price paid per share:	362.3500p
Lowest price paid per share:	356.0000p
Volume weighted average price paid per share:	360.8212p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,044,865,453 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,044,865,453) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9280X_1-2025-9-3.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 83,482,105 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 367.9588p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 6

05 September 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	04 September 2025
Number of ordinary shares purchased:	3,001,450
Highest price paid per share:	370.2500p
Lowest price paid per share:	361.9500p
Volume weighted average price paid per share:	366.4894p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,041,865,261 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,041,865,261) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1169Y_1-2025-9-4.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 86,483,555 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 367.9078p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 7

 08 September 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	05 September 2025
Number of ordinary shares purchased:	2,346,688
Highest price paid per share:	371.4000p
Lowest price paid per share:	360.8500p
Volume weighted average price paid per share:	366.4741p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,039,596,621 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,039,596,621) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2959Y_1-2025-9-5.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 88,830,243 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 367.8700p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 8

09 September 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	08 September 2025
Number of ordinary shares purchased:	3,014,599
Highest price paid per share:	366.2000p
Lowest price paid per share:	363.4000p
Volume weighted average price paid per share:	364.8911p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,036,582,022 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,036,582,022) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4880Y_1-2025-9-8.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 91,844,842 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 367.7722p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                      Media Relations

Marina Shchukina +44 (0) 20 7116 2526                  Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 9

10 September 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	09 September 2025
Number of ordinary shares purchased:	4,341,157
Highest price paid per share:	372.1000p
Lowest price paid per share:	366.0000p
Volume weighted average price paid per share:	368.5654p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,033,037,055 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,033,037,055) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6782Y_1-2025-9-9.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 96,185,999 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 367.8080p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 10

10 September 2025

Notification and public disclosure of transaction by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transactions by persons discharging managerial responsibility ("PDMR") in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") and in American Depositary Shares of the Company (each representing four ordinary shares of the Company with a nominal value of 25 pence each) ("ADSs") of which it was notified on 9 September 2025 as set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Craig Bright
2	Reason for the notification
a)	Position/status	Group Co-Chief Operating Officer and Barclays Execution Services Co-Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	The trustee of the Barclays Group Share Incentive Plan notified Barclays PLC that it acquired and now holds Shares on behalf of the individual described above.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.641 per Share	41
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Denny Nealon
2	Reason for the notification
a)	Position/status	Chief Executive Officer for Barclays US Consumer Bank (USCB) and Barclays Bank Delaware (BBDE)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADSs US06738E2046
b)	Nature of the transaction	The trustee of the Barclays Group Employees' Benefit Trust delivered ADSs to the individual described above. The ADSs delivered are in respect of Global Share Purchase Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$19.94 per ADS	21
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taylor Wright
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Computershare Investor Services plc in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.679 per Share	209,965
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-09
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:
Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 11

11 September 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	10 September 2025
Number of ordinary shares purchased:	2,292,639
Highest price paid per share:	377.1000p
Lowest price paid per share:	372.5500p
Volume weighted average price paid per share:	375.1135p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,030,744,416 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,030,744,416) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8621Y_1-2025-9-10.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 98,478,638 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 367.9781p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 12

12 September 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	11 September 2025
Number of ordinary shares purchased:	2,909,528
Highest price paid per share:	380.7000p
Lowest price paid per share:	373.6000p
Volume weighted average price paid per share:	378.0681p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,027,834,888 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,027,834,888) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0454Z_1-2025-9-11.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 101,388,166 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 368.2676p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                      Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 13

15 September 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	12 September 2025
Number of ordinary shares purchased:	2,892,282
Highest price paid per share:	381.1500p
Lowest price paid per share:	378.5500p
Volume weighted average price paid per share:	380.3226p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,025,036,411 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,025,036,411) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2275Z_1-2025-9-12.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 104,280,448 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 368.6020p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 14

15 September 2025

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transactions by persons discharging managerial responsibility in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Craig Bright
2	Reason for the notification
a)	Position/status	Group Co-Chief Operating Officer and Barclays Execution Services Co-Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Grant of an option over Shares under the Barclays Group SAYE Share Option Scheme
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.99 per Share	3,682
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-12
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	Chief Executive of Private Bank and Wealth Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Grant of an option over Shares under the Barclays Group SAYE Share Option Scheme
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.99 per Share	6,210
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-12
f)	Place of the transaction	Outside a trading venue

For further information please contact:

Investor Relations	Media Relations
Marina Shchukina	Jonathan Tracey
+44 (0) 20 7116 2526	+44 (0) 20 7116 4755

Exhibit No. 15

16 September 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	15 September 2025
Number of ordinary shares purchased:	2,861,859
Highest price paid per share:	386.2500p
Lowest price paid per share:	381.6500p
Volume weighted average price paid per share:	384.3656p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,022,174,552 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,022,174,552) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4152Z_1-2025-9-15.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 107,142,307 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 369.0230p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 16

17 September 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	16 September 2025
Number of ordinary shares purchased:	2,895,897
Highest price paid per share:	385.0500p
Lowest price paid per share:	374.2500p
Volume weighted average price paid per share:	379.8477p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,019,278,655 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,019,278,655) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5936Z_1-2025-9-16.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 110,038,204 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 369.3079p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 17

18 September 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	17 September 2025
Number of ordinary shares purchased:	4,239,467
Highest price paid per share:	380.9000p
Lowest price paid per share:	373.7500p
Volume weighted average price paid per share:	377.4060p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,015,039,188 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,015,039,188) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7819Z_1-2025-9-17.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 114,277,671 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 369.6083p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 18

18 September 2025

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transactions by persons discharging managerial responsibility ("PDMRs") in ordinary shares of the Company with a nominal value of 25 pence each ("Shares").

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Craig Bright
2	Reason for the notification
a)	Position/status	Group Co-Chief Operating Officer and Barclays Execution Services Co-Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 14 August 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£ 3.8405 per Share	32,547
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£ 3.8405 per Share	15,297
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	President of Barclays Bank PLC and Head of Investment Bank Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 1 September 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£ 3.8405 per Share	88,692
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£ 3.8405 per Share	41,685
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anne Marie Darling
2	Reason for the notification
a)	Position/status	Group Co-Chief Operating Officer and Barclays Execution Services Co-Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 3 September 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£ 3.8405 per Share	41,368
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£ 3.8405 per Share	14,913
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Cathal Deasy
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 4 September 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£ 3.8405 per Share	83,810
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£ 3.8405 per Share	39,390
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matt Fitzwater
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 3 September 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£ 3.8405 per Share	19,528
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£ 3.8405 per Share	9,178
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Hammerstein
2	Reason for the notification
a)	Position/status	Chief Executive of the UK Corporate Bank and Head of Public Policy and Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 1 September 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£ 3.8405 per Share	22,497
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£ 3.8405 per Share	10,573
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adeel Khan
2	Reason for the notification
a)	Position/status	Head of Global Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 1 September 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£ 3.8405 per Share	94,388
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£ 3.8405 per Share	44,362
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	Chief Executive of Barclays UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 1 September 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£ 3.8405 per Share	32,547
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£ 3.8405 per Share	15,297
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Denny Nealon
2	Reason for the notification
a)	Position/status	Chief Executive Officer for Barclays US Consumer Bank (USCB) and Barclays Bank Delaware (BBDE)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 2 September 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£ 3.8405 per Share	7,929
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£ 3.8405 per Share	3,742
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group Human Resources Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 2 September 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£ 3.8405 per Share	50,595
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£ 3.8405 per Share	23,779
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£ 3.8405 per Share	45,566
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£ 3.8405 per Share	21,416
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 2 September 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.8405 per Share	22,783
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.8405 per Share	10,708
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	Chief Executive of Private Bank and Wealth Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 2 September 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.8405 per Share	14,646
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.8405 per Share	6,883
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taylor Wright
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 2 September 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£3.8405 per Share	71,224
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£3.8405 per Share	36,359
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Computershare Investor Services plc in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.745 per Share	35,898
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-17
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:
Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 19

19 September 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	18 September 2025
Number of ordinary shares purchased:	2,253,257
Highest price paid per share:	384.5000p
Lowest price paid per share:	377.4000p
Volume weighted average price paid per share:	381.4844p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,012,785,931 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,012,785,931) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9617Z_1-2025-9-18.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 116,530,928 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 369.8380p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 20

19 September 2025

Notification and public disclosure of transaction by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transaction by a person discharging managerial responsibility in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taylor Wright
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Computershare Investor Services plc in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.838 per Share	23,855
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-18
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Marina Shchukina	Jonathan Tracey
+44 (0) 20 7116 2526	+44 (0) 20 7116 4755

Exhibit No. 21

22 September 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	19 September 2025
Number of ordinary shares purchased:	2,247,913
Highest price paid per share:	385.5000p
Lowest price paid per share:	377.8000p
Volume weighted average price paid per share:	382.5771p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,010,632,407 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,010,632,407) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1397A_1-2025-9-19.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 118,778,841 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 370.0791p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 22

23 September 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	22 September 2025
Number of ordinary shares purchased:	2,875,728
Highest price paid per share:	384.3500p
Lowest price paid per share:	379.2500p
Volume weighted average price paid per share:	382.5119p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,007,756,679 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,007,756,679) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3263A_1-2025-9-22.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 121,654,569 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 370.3730p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 23

24 September 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	23 September 2025
Number of ordinary shares purchased:	2,845,828
Highest price paid per share:	389.9000p
Lowest price paid per share:	383.4500p
Volume weighted average price paid per share:	386.5308p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,004,910,851 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,004,910,851) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5206A_1-2025-9-23.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 124,500,397 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 370.7423p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 24

25 September 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	24 September 2025
Number of ordinary shares purchased:	2,233,453
Highest price paid per share:	386.9500p
Lowest price paid per share:	379.9000p
Volume weighted average price paid per share:	385.0539p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,003,481,674 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,003,481,674) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7126A_1-2025-9-24.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 126,733,850 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 370.9945p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 25

26 September 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	25 September 2025
Number of ordinary shares purchased:	2,896,500
Highest price paid per share:	383.7500p
Lowest price paid per share:	376.2000p
Volume weighted average price paid per share:	379.1765p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,000,585,174 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,000,585,174) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9052A_1-2025-9-25.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 129,630,350 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 371.1773p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 26

26 September 2025

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces certain transactions by persons discharging managerial responsibility ("PDMRs") in

●  ordinary shares of the Company with a nominal value of 25 pence each ("Shares"); and

●  American Depositary Shares of the Company (each representing four Shares) ("ADSs")

of which it was notified on 24 September 2025.

The number of Shares and/or ADSs (as appropriate) received by PDMRs and the transaction price of those Shares/ADSs are as follows:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2025 by Computershare Investor Services plc in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.847 per Share	7,847
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-23
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2025 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.805 per Share	57
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-23
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Craig Bright
2	Reason for the notification
a)	Position/status	Group Co-Chief Operating Officer and Barclays Execution Services Co-Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2025 by Computershare Investor Services plc in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.847 per Share	4,116
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-23
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Craig Bright
2	Reason for the notification
a)	Position/status	Group Co-Chief Operating Officer and Barclays Execution Services Co-Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2025 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.805 per Share	55
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-23
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	President of Barclays Bank PLC and Head of Investment Bank Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2025 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.805 per Share	68
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-23
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Fitzwater
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2025 by Computershare Investor Services plc in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.847 per Share	621
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-23
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Fitzwater
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2025 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.805 per Share	32
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-23
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adeel Khan
2	Reason for the notification
a)	Position/status	Head of Global Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2025 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.805 per Share	74
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-23
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Denny Nealon
2	Reason for the notification
a)	Position/status	Chief Executive Officer for Barclays US Consumer Bank (USCB) and Barclays Bank Delaware (BBDE)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADSs US06738E2046
b)	Nature of the transaction	Reinvestment of the half year dividend for 2025 by Computershare Investor Services plc in its capacity as administrator of the Global Sharepurchase plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		$21.128 per ADS	4
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-23
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2025 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.805 per Share	63
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-23
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2025 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.805 per Share	43
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-23
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	Chief Executive of Private Bank and Wealth Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2025 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.805 per Share	70
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-09-23
f)	Place of the transaction	Outside a trading venue

For further information please contact:

Investor Relations	Media Relations
Marina Shchukina	Jonathan Tracey
+44 (0) 20 7116 2526	+44 (0) 20 7116 4755

Exhibit No. 27

29 September 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	26 September 2025
Number of ordinary shares purchased:	4,201,226
Highest price paid per share:	383.4500p
Lowest price paid per share:	377.2000p
Volume weighted average price paid per share:	380.8412p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,996,481,573 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,996,481,573) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0952B_1-2025-9-26.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 133,831,576 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 371.4807p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 28

30 September 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	29 September 2025
Number of ordinary shares purchased:	4,177,844
Highest price paid per share:	385.2500p
Lowest price paid per share:	380.4500p
Volume weighted average price paid per share:	382.9727p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,992,303,729 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,992,303,729) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3029B_1-2025-9-29.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 138,009,420 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 371.8286p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755